SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  07 March 2007


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                    5th Floor
                                25 Gresham Street
                                     London
                                    EC2V 7HN
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 07 March 2007 re: Holding(s) in Company








TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES


    1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

    Lloyds TSB Group plc

2. Reason for the notification (please place an X inside the appropriate bracket /s):

     n/a see additional information


    An acquisition or disposal of voting rights: ( )

    An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:( )

    An event changing the breakdown of voting rights: ( )

    Other (please specify) : ( )



3. Full name of person(s) subject to the notification obligation:



    Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) :


    Legal & General Assurance (Pensions Management) Limited (PMC)

    5. Date of the transaction (and date on which the threshold is crossed or reached if different):

    n/a see additional information

6. Date on which issuer notified:


    26/02/2007

7. Threshold(s) that is/are crossed or reached:


    Above 3% (L&G)

8. Notified details:





A: Voting rights attached to shares
Class/type of shares if possible              Situation previous to the Triggering transaction
using the ISIN CODE
                                  Number of shares                   Number of voting Rights

Ord GBP                           184,049,243 3.29%

0.25                              (under S-198 on 17/06/2003)






Resulting situation after the triggering transaction
Class/type of shares if      Number of shares         Number of voting rights               % of voting rights
possible using the ISIN CODE
                             Direct                   Direct          Indirect              Direct        Indirect

Ord GBP                      203,071,629              203,071,629                           3.60%

0.25





B: Financial Instruments

Resulting situation after the triggering transaction
Type of          Expiration Date         Exercise/Conversion Period Number of voting rights that  % of voting rights
financial                                / Date                     may be acquired if the
instrument                                                          instrument is exercised/
                                                                    converted.

Total (A+B)
Number of voting rights         % of voting rights

203,071,629                     3.60%





9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (203,071,629-3.60% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (171,577,420-3.04% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (171,577,420-3.04% = PMC)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)



Proxy Voting:

10. Name of the proxy holder:


    n/a

11. Number of voting rights proxy holder will cease to hold:


    n/a

12. Date on which proxy holder will cease to hold voting rights:


    n/a

13. Additional information:


    Notification using the total voting rights figure of 5,638,408,514.

    First notification under DTR Sourcebook

14. Contact name:


    Helen Lewis

15. Contact telephone number:


    020 7528 6742





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 07 March 2007